Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(UNAUDITED)

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

AS AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025

(expressed in thousands of Canadian dollars)

	September 30, 2026	December 31, 2025 (audited)
ASSETS
Current Assets
Cash and cash equivalents	$23,543	$39,024
Prepaid expenses and deposits	2,010	812
Receivables (Note 4)	1,789	666
	27,342	40,502
Non-Current Assets
Exploration and evaluation assets (Note 6)	91,898	88,776
Property, plant and equipment (Note 5)	78,347	55,078
Long-term restricted cash	1,208	1,208
Total Assets	$198,795	$185,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$11,231	$5,817
US warrants (Note 11)	22,641	81,658
Lease liability	36	55
Deferred government grant (Note 8)	6,480	642
	40,388	88,172
Non-Current Liabilities
Term loan (Note 10)	42,561	38,168
Government loan payable (Note 8)	5,761	5,196
Government grants (Note 8)	3,124	3,124
Royalty (Note 9)	2,607	2,338
Lease liability	4	27
Asset retirement obligations (Note 7)	1,539	2,289
Total Liabilities	$95,984	$139,314
Shareholders’ Equity
Common shares (Note 12)	429,249	419,966
Reserves (Note 13)	35,503	33,143
Accumulated other comprehensive income	4,607	1,498
Deficit	(366,548)	(408,357)
Total Shareholders’ Equity	$102,811	$46,250
Total Liabilities and Shareholders’ Equity	$198,795	$185,564
Going concern (Note 1)
Commitments and contingencies (Note 18)
Subsequent events (Note 21)

Approved on behalf of the Board of Directors and authorized for issue on November 6, 2026

Alden Greenhouse, Director	Trent Mell, Director

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Operating expenses
General and administrative	$938	$595	$2,542	$2,361
Consulting and professional fees	542	1,447	2,950	3,515
Exploration and evaluation expenditures	150	144	295	233
Investor relations and marketing	409	115	1,009	326
Salaries and benefits	1,603	1,564	3,512	4,114
Share-based payments (Note 13)	684	193	1,882	748
Operating loss:	4,326	4,058	12,190	11,297
Other
Unrealized gain on marketable securities	—	—	—	4
Gain (loss) on financial derivative liability – Convertible Notes	—	161	—	(4,675)
Changes in fair value of US warrants (Note 11)	10,476	(3)	59,017	(103)
Other non-operating income (loss) (Note 14)	(1,511)	(835)	(5,018)	(3,349)
Net income (loss)	$4,639	$(4,735)	$41,809	$(19,420)

Other comprehensive income (loss):
Fair value adjustment of 2028 Notes and 2027 Notes due to own credit risk	—	23	—	1,821
Foreign currency translation gain (loss)	(144)	1,782	3,109	(3,031)

Net income (loss) and other comprehensive income (loss)	$4,495	$(2,930)	$44,918	$(20,630)
Basic income (loss) per share (Note 15)	$0.04	$(0.27)	$0.40	$(1.15)
Weighted average number of common shares outstanding - Basic (Note 15)	106,855,428	17,809,773	104,749,800	16,873,739
Diluted income (loss) per share (Note 15)	$0.00	$(0.27)	$0.24	$(1.15)
Weighted average number of common shares outstanding - Diluted (Note 15)	133,818,871	17,809,773	131,768,697	16,873,739

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

		Common Shares
	Number of shares	Amount	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
Balance – January 1, 2026	98,982,239	$419,966	$33,143	$1,498	$(408,357)	$46,250
Other comprehensive earnings for the period, net of taxes	—	—	—	3,109	—	3,109
Net income for the period	—	—	—	—	41,809	41,809
Share-based payment expense	—	—	1,834	—	—	1,834
Directors’ fees paid in deferred share units	—	—	605	—	—	605
Exercise of deferred share units (Note 13)	21,487	79	(79)	—	—	—
Shares issued for cash net of transaction costs of $372 (Note 12)	7,893,903	9,109	—	—	—	9,109
Shares issued for employee share purchase plan (Note 13)	127,194	95	—	—	—	95
Balance – September 30, 2026	107,024,823	$429,249	$35,503	$4,607	$(366,548)	$102,811

Balance – January 1, 2025	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318
Other comprehensive earnings for the period, net of taxes	—	—	—	(1,210)	—	(1,210)
Net loss for the period	—	—	—	—	(19,420)	(19,420)
Share-based payment expense	—	—	748	—	—	748
Directors’ fees paid in deferred share units	—	—	67	—	—	67
Exercise of restricted share units and warrants (Note 12)	27,975	88	(86)	—	—	2
Private placement, net of transaction costs of $337 (Note 12)	3,125,000	3,421	109	—	—	3,530
Balance – September 30, 2025	17,962,172	$311,232	$27,686	$3,429	$(294,312)	$48,035

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	For the nine months ended September 30,
	2026	2025
Operating activities
Net income (loss)	$41,809	$(19,420)
Adjustments for items not affecting cash:
Share-based payments	1,882	815
Change in fair value of marketable securities	—	(4)
Realized gain on marketable securities	—	(1)
Depreciation (Note 5)	96	43
Accretion (Notes 7, 8, 9 and 10)	1,232	617
Director’s fees paid in DSU	605	—
Interest expense on convertible 2028 and 2027 Notes	—	8,152
Changes in fair value of convertible 2028 Notes and 2027 Notes	—	5,776
Interest expense on term loan (Note 10)	3,206	—
Fair value warrants 2028 Notes	—	(1,100)
Changes in fair value of US warrants (Note 11)	(59,017)	103
Gain on extinguishment of government loan	(41)	(3,311)
Unrealized (gain) loss on foreign exchange	638	(2,102)
	$(9,590)	$(10,432)
Changes in working capital:
(Increase) decrease in receivables	(1,123)	898
(Increase) decrease in prepaid expenses and other assets	(1,198)	(564)
Increase (decrease) in accounts payable and accrued liabilities	3,580	3,181
Cash used in operating activities	$(8,331)	$(6,917)

Investing activities
Proceeds from sale of marketable securities	—	17
Additions to property, plant and equipment (Note 5)	(22,089)	(1,113)
Cash used in investing activities	$(22,089)	$(1,096)

Financing activities
Proceeds from non-brokered private placement, net of transaction costs $337 (Note 12)	—	4,680
Repayment of government loans (Note 8)	—	(27)
Proceeds from bridge loan	—	2,784
Proceeds from ATM – net of transaction costs of $372 (Note 12)	9,109	—
Proceeds from ESPP (Note 13)	47	—
Payment of lease liability, net of interest	(46)	(98)
Proceeds from deferred government grant	5,838	—
Cash provided by financing activities	$14,948	$7,339
Change in cash during the period	(15,472)	(674)
Effect of exchange rates	(9)	1
Cash, beginning of the period	39,024	3,717
Cash, end of period	$23,543	$3,044

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

1.	Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is currently in the process of building a refinery focused on the supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (“TSXV”) (under the symbol ELBM) and on the NASDAQ (under the symbol ELBM). The Company’s registered office is 40 Temperance Street, Suite 3200, Bay Adelaide Centre – North Tower, Toronto, Ontario, Canada M5H 0B4 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”) in Ontario, Canada, assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of September 30, 2026 and December 31, 2025, the Company had an accumulated deficit of $366,548 and $408,357, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, have experienced volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. These factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be accurately predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities.

Management monitors recent developments in relation to global tariffs and does not anticipate material impacts on the financial position of the Company.

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur operating losses and net cash outflows from operating activities.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

During the year ended December 31, 2025, the Company completed private placements and raised US$38,000 in gross proceeds from issuance of common shares and warrants, as detailed in Note 12 and completed restructuring transaction with its 2028 and 2027 noteholders. In addition, during the nine months ended September 30, 2026, the Company raised proceeds of approximately $9,109, net of transactions costs under its At The Market Offering Agreement (“ATM”).

Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These condensed interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Preparation and Statement of Compliance

The Company prepares its condensed interim consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements.

All amounts other than share and per share information on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated. The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 6, 2026.

3. New Accounting Standards Issued

A number of new standards, and amendments to standard(s) and interpretations, are not yet effective for the current period, and have not been early adopted in preparing these condensed interim consolidated financial statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments. These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments apply to annual reporting periods beginning on or after January 1, 2026. The Company adopted these amendments on January 1, 2026 and they did not have material impact on the Company’s consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1. IFRS 18 applies to annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The standard must be applied retrospectively with restatement of comparative information. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes. The Company is currently assessing the impact and efforts related to adopting IFRS 18. The Company expects the standard will primarily affect the presentation and disclosure of information within these consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Receivables

	September 30, 2026	December 31, 2025
GST receivables	$1,705	$505
Grant receivables	—	146
Other	84	15
	$1,789	$666

5.	Property, Plant and Equipment

Cost	Property, Plant and Equipment	Construction in Progress	Right-of-use Assets	Total
January 1, 2025	$7,072	$43,987	$301	$51,360
Additions during the period	364	4,128	—	4,492
Transfers to capital long-term prepayments	—	139	—	139
Asset retirement obligation - Change in estimate	(646)	—	—	(646)
Balance December 31, 2025	$6,790	$48,254	$301	$55,345
Additions during the period	—	24,181	—	24,181
Asset retirement obligation - Change in estimate	(816)	—	—	(816)
Balance September 30, 2026	$5,974	$72,435	$301	$78,710
Accumulated Depreciation
January 1, 2025	$10	$—	$161	$171
Change for the period	38	—	58	96
Balance December 31, 2025	$48	$—	$219	$267
Change for the period	53	—	43	96
Balance September 30, 2026	$101	$—	$262	$363
Net Book Value
Balance December 31, 2025	$6,742	$48,254	$82	$55,078
Balance September 30, 2026	$5,873	$72,435	$39	$78,347

Majority of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The Department of Defense (“DoD”) retains title to certain construction in progress assets (Note 8) the remaining property, plant and equipment and construction in progress are pledged as security for the term loan (Note 10).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

During the nine months ended September 30, 2026, the Company capitalized borrowing costs of $258 (December 31, 2025 – $Nil) using a weighted average capitalization rate of 13%.

6.	Exploration and Evaluation Assets

	January 1, 2025	Foreign Exchange	December 31, 2025	Foreign Exchange	September 30, 2026
Idaho, USA	$93,200	$(4,424)	$88,776	$3,122	$91,898

All of the Iron Creek mineral properties are pledged as security for the term loan. Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the term loan security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property.

7.	Asset Retirement Obligation

As at September 30, 2026, the estimated cost of closure is $3,488. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan. The closure plan was filed and accepted in March 2022 and updated in November 2022.

The full estimated closure cost in the latest closure plan incorporated a number of new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area.

The latest closure plan also included cost updates relating to remediating disturbances that existed at September 30, 2026. The following assumptions were used to calculate the asset retirement obligation:

•	Discounted cash flows of $1,539 (December 31, 2025 - $2,289);
•	Closure activities date in year 2073 (December 31, 2025 – 2073);
•	Risk-free discount rate of 4.30% (December 31, 2025 – 3.84%); and
•	Long-term inflation rate of 2.5% (December 31, 2025 – 3.0%).

The continuity of the asset retirement obligation at September 30, 2026 and December 31, 2025 are as follows:

	September 30, 2026	December 31, 2025
Balance at January 1,	$2,289	$2,842
Change in estimate from discounting and estimate of costs	(816)	(646)
Accretion	66	93
Balance	$1,539	$2,289

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

8.	Long-Term Government Loan Payable, Grants and Awards

On November 24, 2020, the Company entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution was in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The loan was discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant. The FedNor loan required completion of the construction on or before June 30, 2025. On July 14, 2025, the completion of construction required by FedNor was extended to June 30, 2027 and governmental loans repayment commencement date was changed from June 2026 to June 2028.

The Company accounted for the extension of the repayment commencement date as an extinguishment of the original financial liability and recognized a new financial liability for the new extended loans. The extinguishment of original loans and recognition of amended loans resulted in a gain on extinguishment of $3,311 as at December 31, 2025 and $41 as at September 30, 2026, which has been recognized in Other non-operating loss in the statement of income (loss) and other comprehensive income (loss). The fair value of the amended loan was estimated using fair market interest rate of 16%.

On June 10, 2024, the Company was awarded $5,000 in contribution funding from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology. In 2026, the agreement was amended and the contribution funding was reduced to approximately $2,000.

On August 19, 2024, the Company was awarded US$20,000 by the DoD. The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability.

Reimbursement received from DoD as at September 30, 2026 totals $6,480 (December 31, 2025 - $642). Once the conditions of the agreement are met the deferred government grant will be derecognized against the corresponding assets.

On March 31, 2026, the Company signed a binding investment agreement (the “Investment”) with the Government of Canada under the Strategic Response Fund (“SRF”). The Investment provides for total federal funding of up to $20,000 toward eligible project costs, consisting of a non-repayable contribution of 25% of the total funding and a repayable contribution of up to 75%. The repayable portion is subject to a 15-year repayment term commencing in 2030 and bears interest based on a formula tied to the Company’s financial performance and other factors. As at September 30, 2026, no funds had been received.

On July 31, 2026, the Company finalized definitive agreements with Invest Ontario, an agency of the Government of Ontario, for $17,500 loan for an interest rate of 6.9% per annum to support construction of its cobalt sulfate refinery in Temiskaming Shores, Ontario. Interest begins accruing on January 1, 2029 with repayment over 4 years commencing on December 31, 2029. As at September 30, 2026, no funds had been received.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The following table sets out the balances of Government Loan and Government Grant received at September 30, 2026 and December 31, 2025:

	Government Loan	Government Grant	Total
Balance at January 1, 2025	$7,824	$3,124	$10,948
FedNor Loan (Nickel Study) - Payment	(27)	—	(27)
Accretion	368	—	368
Extinguishment of government loans	(8,017)	—	(8,017)
Recognition of new government loans due to extension of repayment commencement date	4,706	—	4,706
Accretion	342	—	342
Balance at December 31, 2025	$5,196	$3,124	$8,320
Accretion	606	—	606
Extinguishment of government loans	(155)	—	(155)
Recognition of new government loans due to extension of repayment commencement date	114	—	114
Balance at September 30, 2026	$5,761	$3,124	$8,885

9.	Royalty

On October 22, 2025, the Company entered into amended and restated royalty agreements resulting in an extinguishment of the previous royalty liability. The fair value of the amended Royalty was estimated at October 22, 2025 using a discounted cash flow model. The key inputs included the market interest rate of 11.125% and cash flows estimates of future operating and gross revenues. During the year ended December 31, 2025, the loss on extinguishment amounting to $1,023 was included in other non-operating income (expense) in the condensed interim consolidated statement of income (loss) and other comprehensive income (loss).

	September 30, 2026	December 31, 2025
Balance at January 1,	$2,338	$1,283
Foreign exchange	—	(37)
Accretion	—	58
Extinguishment of royalty	—	(1,304)
Foreign exchange	75	(37)
Recognition of new royalty due to amendment	—	2,327
Accretion	194	48
Balance	$2,607	$2,338

10.	Term Loan

The Term Loan issued in debt exchange of the convertible notes had an initial principal amount of $38,902 (US$27,795) and matures on October 22, 2028. The Term Loan bears interest on the unpaid principal amount at 8.99% per annum if paid by cash with payment every quarter.

The Company may elect to have, with respect to interest accrued on and to each interest payment date, all interest on the Term Loan being added to the outstanding principal amount of the Term Loan at a rate equal to 11.125% per annum (such capitalized interest, “PIK Interest”). All such PIK Interest shall thereafter constitute principal and bear interest on the terms of the Term Loan. The Term Loan is secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The Term Loan is subject to customary events of default and basic positive and negative covenants. The Company was required to maintain a minimum liquidity balance of US$15,000 until it secures signed, binding commitments from the Government of Canada and from the Government of Ontario, after which the requirement is US$2,000. This requirement was met as of July 31, 2026 as described in Note 8. The Term Loan was measured at fair value on the extinguishment date of October 22, 2025 and was subsequently classified and measured at amortized cost. The fair value of the Term Loan on October 22, 2025 was estimated at $37,258 based on the finite difference valuation model, which included 12.8% market interest rate.

On July 20, 2026, the Company entered into an amendment to its Credit and Guaranty Agreement. The amendment increased the amount of permitted indebtedness the Company may incur in connection with government financing arrangements and amended certain provisions to permit related payments and the granting of pari passu liens to secure a portion of such indebtedness. All existing guarantees, security interests and other obligations under the Credit Agreement were reaffirmed, and all other terms of the Credit Agreement remained unchanged.

The Term Loan is accreted through the tenor of the Term Loan using an effective interest rate of 12.8%. During the three and nine months ended September 30, 2026, the Company recorded $1,197 and $3,464, respectively of interest and $127 and $366 accretion expenses, respectively (for the three and nine months ended September 30, 2025 - $Nil and $Nil) and gain in foreign exchange of $64 and loss of $563, respectively. Included in the interest for the nine-month period was $258 that was capitalized as borrowing costs related to the construction of qualifying assets.

11.	US Warrants

2026 Warrants

On April 3 and April 14, 2025, the Company issued 3,125,000 (“2026 Warrants”) to subscribers in a non-brokered private placement (Note 12). The warrant exercise price is denominated in US dollars, a currency different than the Company’s functional currency.

Therefore, the warrants were classified as a financial liability in the condensed interim consolidated statements of financial position. During the year ended December 31, 2025, the fair value of the warrants was estimated using the Black Scholes Option Pricing Model, using the following main inputs: volatility of 85% on issuance date, 61.79% - 121.59% on exercise dates, and 125% - 127.6% on December 31, 2025, share price of $1.38 - $1.50 on issuance date, $1.37 - $6.55 on exercise dates, and $1.11 on December 31, 2025 and risk-free rate of 2.40% - 2.58% on issuance date, 2.38% - 2.48% on exercise date, and 2.55% December 31, 2025, respectively.

The fair value of the warrants was estimated using the Black Scholes Option Pricing Model using the following main inputs on September 30, 2026: volatility of 1.0% - 34.9%, share price of $0.71 and risk-free rate of 3.35%.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The table below presents changes in 2026 Warrants during the year ended December 31, 2025 and for the nine months ended September 30, 2026:

	Number of warrants	Fair value
Balance at January 1, 2025	—	$—
Issued	3,125,000	1,150
Changes in fair value	—	8,112
Exercised	(2,481,786)	(9,066)
Balance at December 31, 2025	643,214	$196
Changes in fair value	—	(196)
Balance at September 30, 2026	643,214	$—

The changes in fair value amounting to $(196) (December 31, 2025 – $8,112) was included in changes in fair value of US warrants in the condensed interim consolidated statement of income (loss) and other comprehensive income (loss).

Pre-Funded Warrants

The fair value of the Pre-Funded Warrants is the same as the Company’s share price as at the corresponding valuation date. The table below presents changes in Pre-Funded Warrants during the year ended December 31, 2025 and for the nine months ended September 30, 2026:

	Number of warrants	Fair value
Balance at January 1, 2025	—	$—
Issued	31,735,657	73,309
Changes in fair value	—	(36,698)
Exercised	(5,330,000)	(7,302)
Balance at December 31, 2025	26,405,657	$29,309
Changes in fair value	—	(10,561)
Balance at September 30, 2026	26,405,657	$18,748

The changes in fair value amounting to $(10,561) (December 31, 2025 - $(36,698)) was included in changes in fair value of US warrants in the condensed interim consolidated statement of income (loss) and other comprehensive income (loss).

New Equity Offering Warrants

The fair value of the warrants was estimated using the Black Scholes Option Pricing Model using the following main inputs on September 30, 2026: volatility of 48.2%, share price of $0.71 and risk-free rate of 3.35%.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The table below presents changes in New Equity Offering Warrants during the year ended December 31, 2025 and for the nine months ended September 30, 2026:

	Number of warrants	Fair value
Balance at January 1, 2025	—	$—
Issued equity exchange	55,041,712	79,562
Issued in equity offering	46,000,000	18,597
Changes in fair value	—	(46,006)
Balance at December 31, 2025	101,041,712	$52,153
Changes in fair value	—	(48,260)
Balance at September 30, 2026	101,041,712	$3,893

The changes in fair value amounting to $(48,260) (December 31, 2025 - $(46,006)) was included in changes in fair value of US warrants in the consolidated statement of income (loss) and other comprehensive income (loss).

2028 Warrants

On October 22, 2025, the Company cancelled the previously issued 2028 Warrants as part of the exchange agreement in which the convertible notes were equitized.

The table below presents changes in 2026 Warrants, Pre-Funded Warrants and New Equity Offering Warrants during the year ended December 31, 2025 and for the nine months ended September 30, 2026:

	Number of warrants	Fair value
Balance at January 1, 2025	—	$—
Issued equity exchange	135,902,369	172,618
Changes in fair value	—	(74,592)
Exercised	(7,811,786)	(16,368)
Balance at December 31, 2025	128,090,583	$81,658
Changes in fair value	—	(59,017)
Balance at September 30, 2026	128,090,583	$22,641

12.	Shareholder’s Equity

a.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at September 30, 2026, the Company had 107,024,823 (December 31, 2025 – 98,982,239) common shares outstanding.

b.	Issued Share Capital

During the nine months ended September 30, 2026, the Company issued common shares as follows:

•	The Company issued 7,893,903 common shares at a weighted average price of $1.20 for gross proceeds of approximately $9,481 under its At The Market Offering Agreement (“ATM”). The transaction costs associated with these issuances were $372. On February 20, 2026, the Company upsized the ATM program to US$25,000, providing additional financial flexibility to fund working capital and expenditures related to refinery commissioning.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

•	The Company issued 21,487 common shares for the exercise of DSUs.

•	127,194 common shares were issued under the ESPP for proceeds of $47.

During the year ended December 31, 2025, the Company issued common shares as follows:

•	5,330,000 Pre-Funded Warrants were exercised for a nominal exercise price (Note 11). The exercised Pre-Funded Warrants were measured at $7,302 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

•	2,481,786 2026 Warrants were exercised for total proceeds of $4,894. The exercised 2026 Warrants were measured at $9,066 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

•	65,544 broker warrants were exercised for total proceeds of $103. The exercised 2026 Warrants were measured at $42 on the exercise date which was recognized in share capital in the consolidated statements of shareholders’ equity.

•	The Company issued 26,975 and 15,340 common shares for the exercise of restricted shares and stock options for total proceeds of $39.

•	On April 14, 2025, the Company closed the first (occurring on April 3, 2025) and second tranches of its non-brokered private placement, raising aggregate gross proceeds of US$3,500 ($4,908). An aggregate of 3,125,000 units (each, a “Unit”) were issued at a price of US$1.12 per Unit under the private placement. Each Unit consists of one common share in the capital of the Company and one transferable common share purchase warrant (“2026 Warrants”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. In connection with the closing of the Offering, the Company incurred aggregate finders’ fees of $337, including $109 representing the value of 183,333 non-transferable finders’ warrants. Each finders’ warrant is exercisable to acquire one common share of the Company at an exercise price of US$1.12 until October 14, 2026. Finders’ warrants were measured at $109 using the Black-Scholes option pricing model with the following main assumptions: share price $1.50, volatility 85.0%, risk free rate 2.58%.

The gross proceeds were allocated between common shares and 2026 Warrants, based on relative fair values and 2026 Warrants were allocated $1,150 on initial recognition. The residual balance of $3,759 was then allocated to the equity component (common shares issued). The transaction costs of $447 were allocated proportionately between the 2026 Warrants and the common shares. Transaction costs allocated to the common shares were accounted for as a deduction from equity of $338.

•	Concurrently with the completion of the Equity Exchange, the Company completed New Equity Offering of 46,000,000 New Equity Offering Units, each consisting of one common share and one New Equity Offering Warrants to purchase one common share at a price of US$0.75 per New Equity Offering Unit. Each New Equity Offering Warrants or the 2028 Warrants entitling the holder thereof to purchase one common share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the offering until October 22, 2028, Note 11.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The Company incurred an aggregate cash commission of US$1,851 to the agents of the New Equity Offering. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase common shares to the agents (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at US$0.75 per share, at any time on or before the date that is 36 months following the closing date of the New Equity Offering. Broker warrants were measured at $4,604 using the Black-Scholes option pricing model with the following main assumptions: share price $2.31, volatility 124.31%, risk free rate 2.39%.

The gross proceeds were allocated between common shares and New Equity Offering Warrants, based on relative fair values and New Equity Offering Warrants were allocated $18,597 on initial recognition. The residual balance of $29,720 was then allocated to the equity component (common shares issued). The transaction costs of $8,240 were allocated proportionately between the New Equity Offering Warrants and common shares. Transaction costs allocated to the equity component were accounted for as a deduction from equity of $5,078.

13.	Share Based Payments

The Company adopted a long-term incentive plan (“LTIP”) on December 20, 2024, whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the LTIP is 10,990,784.

In 2024, the Company was approved to implement an employee share purchase plan (“ESPP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 400,000 common shares that can be issued under the ESPP. Under the ESPP, employees are allowed to designate up to 10% of their base salary to purchase shares of the Company at a price equal to the volume weighted average price of the Company's share traded on the exchange for the five consecutive trading days prior to the acquisition. The Company will contribute one dollar for each dollar contributed by an employee to purchase the Company's shares for and on behalf of the employee. The Company may satisfy this contribution through the issuance of the Company's shares from treasury. For the nine months ended September 30, 2026, 127,194 common shares were issued under the ESPP for proceeds of $47 and the Company’s contribution of $48 was recorded as share-based payments in the condensed interim consolidated statements of income (loss) and other comprehensive income (loss) (September 30, 2025 - $nil).

The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs generally vest in one year but cannot be exercised until the holder ceases to be a director or officer of the Company. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

a.	Stock Options

During the nine months ended September 30, 2026:

•	On March 31, 2026, the Company issued 110,000 incentive stock options to an employee and consultant. The stock options are exercisable for three years at $0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $65 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, an expected life of 3 years, expected volatility based on historical prices of 125%, no expected dividends and a share price of $0.81. The grant of these stock options was conditional upon approval by the shareholders and TSX Venture Exchange of amendments to increase the participation limits under the LTIP. On June 23, 2026, the shareholders approved the stock option grants and the amendments to increase the participation limits under the Company's LTIP at the Annual General and Special Meeting of Shareholders.

•	On August 26, 2026, the Company issued 500,000 incentive stock options. The stock options are exercisable for three years at $0.84 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $288 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.03% per year, an expected life of 3 years, expected volatility based on historical prices of 115%, no expected dividends and a share price of $0.83.

During the year ended December 31, 2025:

•	On October 29, 2025, upon approval by shareholders at the annual general meeting on June 24, 2025, Electra issued 2,669,000 incentive stock options, 179,000 RSUs, and 271,000 DSUs to certain directors, officers, employees, and contractors. The stock options are exercisable for three years at $1.97 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $3,835 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.36% per year, an expected life of 3 years, expected volatility based on historical volatility of 125%, no expected dividends and a share price of $1.97.

•	The RSUs will vest in two equal tranches on the first and second anniversaries of the grant date and may be settled in cash or shares at the discretion of the Company. The DSUs will be settled in shares when the holder ceases to serve as a director.

•	During the year ended December 31, 2025, 15,340 stock options were exercised for total proceeds of $39.

•	On January 1, 2025, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date. The fair value of the options at the date of grant was $190 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, expected life of 3 years, expected volatility based on historical volatility of 90.0%, no expected dividends and a share price of $2.60.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2025	$4.61	1,170,363
Granted	2.00	2,794,000
Expired	12.94	(21,297)
Exercised (Share price at $2.31)	2.57	(15,340)
Forfeited / Cancelled	1.97	(16,000)
Balance at December 31, 2025	$2.72	3,911,726
Granted	0.83	610,000
Expired	4.92	(69,791)
Forfeited	2.04	(556,000)
Balance at September 30, 2026	$2.50	3,895,935

Incentive stock options outstanding and exercisable (vested) at September 30, 2026 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$0.81	110,000	2.50	$0.81	—	$0.81
0.84	500,000	2.91	0.84	—	0.84
1.97	2,159,500	2.08	1.97	—	1.97
2.00	16,667	1.29	2.00	11,111	2.00
3.24	746,917	0.97	3.24	746,917	3.24
3.28	250,000	0.91	3.28	250,000	3.28
9.60	56,423	0.24	9.60	56,423	9.60
18.52	15,000	0.58	18.52	15,000	18.52
21.60	41,428	0.24	21.60	41,428	21.60
Total	3,895,935	1.88	$2.50	1,120,879	$4.44

During the nine months ended September 30, 2026, the Company expensed $1,702 (the nine months ended September 30, 2025 - $738) for options valued at share prices $0.81 to $21.60 as share-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2025 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$1.97	2,653,000	2.83	$1.97	—	$1.97
2.00	16,667	2.04	2.00	—	2.00
2.60	125,000	2.00	2.60	—	2.60
3.24	746,916	2.12	3.24	369,955	3.24
3.28	250,000	1.66	3.28	250,000	3.28
9.60	56,423	1.19	9.60	37,616	9.60
12.84	15,000	1.86	12.84	15,000	12.84
21.60	41,428	1.05	21.60	41,428	21.60
24.84	7,292	0.29	24.84	7,292	24.84
Total	3,911,726	2.52	$2.72	721,291	$5.06

During the year ended December 31, 2025, the Company expensed $1,412 (the year ended December 31, 2024 - $1,212) for options valued at share prices $1.94 to $24.84 as share-based payment expense.

(b) DSUs, RSUs and PSUs

During the nine months ended September 30, 2026, the Company has expensed $605 (the year ended December 31, 2025 - $254) for DSUs and $132 (the year ended December 31, 2025 - $41) for RSUs as share-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at September 30, 2026 and December 31, 2025 were as follows:

Number of Units	September 30, 2026	December 31, 2025
Balance at January 1,	428,085	157,085
Granted	364,589	271,000
Exercised	(21,487)	—
Balance	771,187	428,085

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Restricted Share Units

The Company’s RSUs outstanding at September 30, 2026 and December 31, 2025 were as follows:

Number of Units	September 30, 2026	December 31, 2025
Balance at January 1,	179,000	26,975
Granted	—	179,000
Exercised	—	(26,975)
Balance	179,000	179,000

Performance Share Units

There were no PSUs outstanding at September 30, 2026 and December 31, 2025.

14.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the three and nine months ended September 30, 2026 and 2025:

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Foreign exchange gain (loss)	$77	$(1,777)	$(430)	$2,127
Interest expense	(1,189)	(2,420)	(3,626)	(8,868)
Realized gain (loss) on marketable securities	—	—	—	1
Extinguishment of government loan	41	3,311	41	3,311
Other non-operating income (expense)	(440)	51	(1,003)	80
	$(1,511)	$(835)	$(5,018)	$(3,349)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

15.	Income (Loss) Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and nine months ended September 30, 2026 and 2025:

	For the three months ended September 30		For the nine months ended September 30
	2026	2025	2026	2025
Numerator
Net income (loss) for the period – basic	$4,639	$(4,735)	$41,809	$(19,420)
Deduct – Change in fair value of pre-funded warrants	(4,225)	—	(10,561)	—
Net income (loss) for the period – adjusted for the effect of dilution	414	(4,735)	31,248	(19,420)
Denominator
Basic – weighted average number of shares outstanding	106,855,428	17,809,773	104,749,800	16,873,739
Income (loss) Per Share – Basic	$0.04	$(0.27)	$0.40	$(1.15)
Pre-funded warrants	26,405,657	—	26,405,657	—
DSU	557,786	—	557,786	—
Stock options	—	—	55,454	—
Diluted – weighted average number of shares outstanding	133,818,871	17,809,773	131,768,697	16,873,739
Income (loss) Per Share – Diluted	$0.00	$(0.27)	$0.24	$(1.15)

Conversion option, share purchase warrants (other than prefunded warrants), certain stock options, RSUs and certain DSUs were excluded from the calculation of diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2026 as they were anti-dilutive.

16.	Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the term loan arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (term loan), and will make adjustments depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the minimum liquidity balance covenant under the term loan arrangement, the Company is not subject to externally imposed capital requirements. The term loan arrangement does not impose any quantitative ratio covenants on the Company in the course of the normal construction and operation of its current assets.

17.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value

The Company’s fair values of financial assets and liabilities were as follows:

	Classification
September 30, 2026	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$23,543	$—	$—	$23,543
Restricted cash	—	1,208	—	—	1,208
Receivables	—	1,789	—	—	1,789
	$—	$26,540	$—	$—	$26,540
Liabilities:
Accounts payable and accrued liabilities	$—	$11,231	$—	$—	$11,231
Short-term deferred government grant	—	6,480	—	—	6,480
Long-term government loan payable	—	5,761	—	—	5,761
Term loan	—	42,561	—	—	42,561
US Warrants	22,641	—	—	22,641	22,641
Royalty	—	2,607	—	—	2,607
	$22,641	$68,640	—	$22,641	$91,281

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

	Classification
December 31, 2025	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$—	$39,024	$—	$—	$39,024
Restricted cash	—	1,208	—	—	1,208
Receivables	—	666	—	—	666
	$—	$40,898	$—	$—	$40,898
Liabilities:
Accounts payable and accrued liabilities	$—	$5,817	$—	$—	$5,817
Short-term deferred government grant	—	642	—	—	642
Long-term government loan payable	—	5,196	—	—	5,196
Term loan	—	38,168	—	—	38,168
US Warrants	81,658	—	—	81,658	81,658
Royalty	—	2,338	—	—	2,338
	$81,658	$52,161	—	$81,658	$133,819

Valuation techniques

A) Royalty

The fair value of the royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 11.125% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 3% increase or decrease in the effective interest rate would be a decrease of $332 (December 31, 2025 - $1,862) or an increase of $401 (December 31, 2025 - $928) to the fair value of the royalty.

B) Other Financial Derivative Liability (2026, Warrants, 2028 Warrants and New Offering Warrants)

The Company uses the Black-Scholes Option Pricing Model. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 18.0% for the 2026 Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $Nil (December 31, 2025 - $25) or a decrease of $Nil (December 31, 2025 - $25) to the fair value of the embedded derivative.

The Company used an equity volatility of 48.2% for the 2028 Warrants (New Equity Offering Warrants). If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,432 (December 31, 2025 - $2,910) or a decrease of $1,067 (December 31, 2025 - $3,079) to the fair value of the embedded derivative.

The Company used an equity volatility of 48.2% for the Restructuring Warrants. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,713 (December 31, 2025 - $3,481) or a decrease of $1,276 (December 31, 2025 - $3,584) to the fair value of the embedded derivative.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

18.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

As at September 30, 2026, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company entered into a binding agreement for sale of cobalt sulfate. This is dependent on certain conditions that the Company has to fulfill by December 2026. If not met, the buyer has the option to amend or extend the agreement.

The Company had the following commitments as at September 30, 2026.

	2026	2027	2028	2029	Thereafter	Total
Purchase commitments	$31,476	$32,924	$—	$—	$—	$64,400
Term loan	—	—	56,362	—	—	56,362
Government loan payments	9	36	1,615	2,141	6,378	10,179
Lease payments	32	198	269	272	673	1,444
Royalty payments [1]	—	—	237	548	3,810	4,595
	$31,517	$33,158	$58,483	$2,961	$10,861	$136,980

1 Royalty payments are estimated amounts associated with the royalty agreements entered with the debt holders as part of the term loan. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

On March 19, 2026, the Company announced that it received notice from The Nasdaq Stock Market LLC stating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice. The Corporation had 180 calendar days from the date of the Notice, or until September 14, 2026, to regain compliance with the minimum bid requirement, during which time the Company’s common shares will continue to trade on Nasdaq. On September 15, 2026, the Company announced that it had received notice from Nasdaq that the Company is eligible for an additional 180-calendar-day period, or until March 15, 2027, to regain compliance with Nasdaq’s $1.00 minimum bid price requirement.

19.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA, respectively.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

(a)	Segmented operating results for the three months ended September 30, 2026 and 2025:

For the three months ended September 30, 2026	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$17	$59	$466	$542
Exploration and evaluation expenditures	—	150	—	150
General and administrative	502	45	391	938
Investor relations and marketing	—	—	409	409
Salaries and benefits	94	—	1,509	1,603
Share-based payments	—	—	684	684
Operating loss	$613	$254	$3,459	$4,326
Changes in US Warrants	—	—	10,476	10,476
Other non-operating loss	—	—	(1,511)	(1,511)
Income (loss) before taxes	$(613)	$(254)	$5,506	$4,639

For the three months ended September 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$83	$—	$1,364	$1,447
Exploration and evaluation expenditures	—	144	—	144
General and administrative and travel	203	2	390	595
Investor relations and marketing	—	—	115	115
Salaries and benefits	380	—	1,184	1,564
Share-based payments	—	—	193	193
Operating loss	$666	$146	$3,246	$4,058
Gain on financial derivative liability - Convertible Notes	—	—	161	161
Changes in US Warrants and 2026 US Warrants	—	—	(3)	(3)
Other non-operating loss	—	—	(835)	(835)
Loss before taxes	$666	$146	$3,923	$4,735

(b)	Segmented operating results for the nine months ended September 30, 2026 and 2025:

For the nine months ended September 30, 2026	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$311	$221	$2,418	$2,950
Exploration and evaluation expenditures	—	295	—	295
General and administrative	1,251	46	1,245	2,542
Investor relations and marketing	—	—	1,009	1,009
Salaries and benefits	486	—	3,026	3,512
Share-based payments	—	—	1,882	1,882
Operating loss	$2,048	$562	$9,580	$12,190
Changes in US Warrants	—	—	59,017	59,017
Other non-operating loss	—	—	(5,018)	(5,018)
Income (loss) before taxes	$(2,048)	$(562)	$44,419	$41,809

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

For the nine months ended September 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$462	$—	$3,053	$3,515
Exploration and evaluation expenditures	—	233	—	233
General and administrative and travel	1,076	4	1,281	2,361
Investor relations and marketing	—	—	326	326
Salaries and benefits	1,345	—	2,769	4,114
Share-based payments	—	—	748	748
Operating loss	$2,883	$237	$8,177	$11,297
Unrealized gain on marketable securities	—	—	4	4
Loss on financial derivative liability - Convertible Notes	—	—	(4,675)	(4,675)
Changes in US Warrants	—	—	(103)	(103)
Other non-operating loss	—	—	(3,349)	(3,349)
Loss before taxes	$2,883	$237	$16,300	$19,420

(b)	Segmented assets and liabilities as at September 30, 2026 and December 31, 2025:

	Total Assets		Total Liabilities
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Refinery	$82,331	$56,443	$16,047	$12,493
Exploration and Evaluation [1]	91,999	88,884	59	53
Corporate and Other	24,465	40,237	79,878	126,768
	$198,795	$185,564	$95,984	$139,314

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $91,898 (December 31, 2025 - $88,776) are located in Idaho, USA. All other assets are located in Canada.

20.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the three and nine months ended September 30, 2026 and 2025, the following fees to management personnel and directors.

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Management	$1,144	$1,065	$2,188	$2,395
Directors’ fees	554	58	650	158
	$1,698	$1,123	$2,838	$2,553

During the three and nine months ended September 30, 2026, the Company had share-based payments made to management and directors of $739 and $2,383 (for the three and nine months ended September 30, 2025 - $143 and $525, respectively).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(expressed in thousands of Canadian dollars)

As at September 30, 2026, the accrued liabilities balance for related parties was $2,318 (December 31, 2025 - $1,582, which relates mainly to compensation accruals.

21.	Subsequent Events

On October 13, 2026, the Company announced a non-binding term sheet with WMC Group AG for a proposed five year partnership to finance cobalt feedstock purchases and product sales, with logistics and marketing support. WMC also committed to investing in Electra upon execution of definitive agreements.

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